EXHIBIT 12.1

Courtyard by Marriott II Limited Partnership

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	2003	2002	2001	2000	1999
Income (loss) from continuing operations	$(5.2)	$3.0	$15.3	$21.0	$17.8
Add:
Fixed charges	42.3	44.1	45.8	47.4	48.3

Adjusted earnings	$37.1	$47.1	$61.1	$68.4	$66.1

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$38.3	$39.9	$41.3	$42.5	$43.6
Portion of rent representative of the interest factor	4.0	4.2	4.5	4.9	4.7

Total fixed charges	$42.3	$44.1	$45.8	$47.4	$48.3

Ratio of earnings to fixed charges	—	1.07	1.33	1.44	1.37
Deficiency of earnings to fixed charges	(5.2)	—	—	—	—